MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

September 29, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 96, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 100, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Investec Global Franchise Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The requested change has been made.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
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Trace Rakestraw, Esq.
September 29, 2017
Page 2


2. COMMENT. Please disclose that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The requested change has been made.

3. COMMENT. Please confirm supplementally that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

     RESPONSE. The Trust confirms that any adjustments made to the "Example" to reflect the contractual expense limit are reflected only in the periods for which the contractual expense limit is expected to continue.

4. COMMENT. In the "Principal Investment Strategies" section, please characterize the companies that the Adviser believes have strong global brands or franchises.

     RESPONSE. The requested change has been made.

5. COMMENT. Please confirm supplementally that the Fund does not expect to invest in depositary receipts or securities of emerging market issuers as part of its principal investment strategies or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect investments in depositary receipts or securities of emerging market issuers to be part of the Fund's principal investment strategies.

6. COMMENT. In the "Principal Investment Strategies" section, please further describe how the Adviser decides which securities to buy for the Fund.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains "in general terms" how the Adviser decides which securities to buy for the Fund.

7. COMMENT. Please confirm that all principal risks of investing in the Fund are included in the "Principal Risks" section.

     RESPONSE. The Adviser confirms that all principal risks of investing in the Fund are included in the "Principal Risks" section.

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Trace Rakestraw, Esq.
September 29, 2017
Page 3

8. COMMENT. Please include a discussion of each of the "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, while information relating to each of the principal risks has been included in response to
     Item 4, disclosure regarding a principal risk has not been included in response to Item 9 where such disclosure would be substantially similar to the Item 4 disclosure regarding the risk.

9.   COMMENT. In the "Related Performance Data" section:

     a. Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

     b.   Please replace "all separate accounts" with "all accounts."

     RESPONSE. The requested change has been made.

     c. Please confirm supplementally that calculating the "net of fees" returns using the total annual fund operating expenses after fee reductions and/or expense reimbursements of the Fund results in performance no higher than the performance that would have resulted if the actual fees of the Accounts were used to calculate the "net of fees" returns.

     RESPONSE. The section has been revised such that the "net of fees" returns are calculated using the actual fees of the Accounts, as opposed to the Fund's fees and expenses.

     d. Please provide the legal basis for showing the performance of Accounts managed by Clyde Rossouw, the Fund's portfolio manager (the "Portfolio Manager"), as an employee of Investec Asset Management
          (Pty) Ltd. ("IAM Pty"), an affiliate of Investec Asset Management North America, Inc., the Fund's investment adviser ("IAM NA" or the "Adviser"), for periods beginning on September 1, 2011 (the "Related Performance Data").

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Trace Rakestraw, Esq.
September 29, 2017
Page 4

     RESPONSE. IAM NA and IAM Pty are part of the asset management division (the IAM division) of the greater Investec group, a global banking, investment, and financial services group.

     The Investec group conducts its business through a dual listed company ("DLC") structure, in the form of Investec Plc, a company listed on the London Stock Exchange, and Investec Limited ("Investec Ltd"), a company listed on the Johannesburg Stock Exchange. A DLC structure is an arrangement by which two separately listed legal entities are combined into a single economic enterprise through contractual arrangements and provisions in the constitutions of the two entities. Shareholders effectively have economic and voting rights as if they held shares in a single company.

     IAM NA is a subsidiary of Investec Asset Management Limited ("IAML"). IAML is a UK incorporated subsidiary of Investec Plc, which, as described above, functions as a single economic enterprise with Investec Ltd. Similarly, IAM Pty is a subsidiary of Investec Asset Management Holdings (Pty) Ltd ("IAMH"). IAMH is a South African incorporated subsidiary of Investec Ltd.

     It should be noted that IAML and IAMH (i.e. together, the IAM division) conduct themselves, through subsidiaries (including IAM NA and IAM Pty), as a single global investment management firm. Consequently, while the firm in totality comprises of multiple entities and personnel in a number of locations, organizationally and from a personnel perspective, the firm's investment teams operate philosophically and practically as global teams, who will execute and implement decisions in various domiciles, where they are authorized to do so. Similarly, these globally focused investment teams are supported by global operational teams (such as fund accounting, investment support, finance, HR, IT, legal and compliance, risk, and related functions) who are based in various locations worldwide.

     In the case of the Fund, and the Portfolio Manager in particular, set out below is the manner in which the global structure described above will be implemented in relation to IAM NA, and hence the Fund.

     In rendering investment advisory services to the Fund, IAM NA relies on a dual hatting agreement with IAML and IAM Pty, pursuant to which certain employees at IAML and IAM Pty are permitted to provide portfolio management services to IAM NA's clients (including the Fund). Under the dual hatting agreement, such employees and IAML and IAM Pty are considered "associated persons," as that term is defined in the Advisers Act, of IAM NA, and the employees are subject to the control and supervision of IAM NA, and to IAM NA's compliance policies and procedures and code of ethics, in connection with any services they provide to IAM NA's clients.

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Trace Rakestraw, Esq.
September 29, 2017
Page 5

     Pursuant to the dual hatting agreement, the Portfolio Manager will be identified in the Fund's prospectus as the individual primarily responsible for the day-to-day management of the Fund's portfolio. For periods beginning on August 12, 2011, the Portfolio Manager was also the only person who played a significant role in managing the Accounts, which have investment objectives, policies and strategies that are substantially similar to those of the Fund. The Related Performance Data is shown for periods beginning on September 1, 2011 because the Adviser's policy, in accordance with GIPS(R) composite construction methodology, is to include accounts in a composite at the beginning of the first full month under management.

     Based on the foregoing facts and for the reasons discussed below, the Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund's prospectus is consistent with the 1940 Act, Form N-1A and relevant no-action letters.

     Section 34(b) of the 1940 Act makes it unlawful for a fund to include in a registration statement filed with the SEC any untrue statement of a material fact, or to omit to state any fact necessary in order to make the information in a registration statement not materially misleading. Section 34(b), however, does not prohibit a fund from including in its registration statement information that is not required by the applicable registration form. The general instructions for preparing a registration statement on Form N-1A expressly contemplate that a fund may include non-required information. Those instructions state that a fund may include information in addition to that called for by the applicable items of the form, provided that "the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of" the required information.(1) The Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund's prospectus is consistent with the 1940 Act and the instructions to Form N-1A.

     In BRAMWELL, the Staff permitted a mutual fund to show the prior performance of an account managed by the mutual fund's portfolio manager, subject to the following conditions: (i) during the time the other account was managed by the portfolio manager, the other account had investment objectives, policies and strategies that were substantially similar to those of the mutual fund; (ii) the portfolio manager managed no other comparable accounts during that time; (iii) no other person played a significant part in achieving the performance of the other account; and
     (iv) the performance of the other account is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the mutual fund's prospectus.(2)


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(1)  General Instruction C.3(b) to Form N-1A.
(2) Bramwell Growth Fund (pub. avail. Aug. 7, 1996). Likewise, the Staff has also permitted mutual funds to include in their prospectuses performance information for accounts managed by a fund's adviser with investment objectives, policies, and strategies substantially similar to those of the fund. SEE, E.G., Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6,
     1996).

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Trace Rakestraw, Esq.
September 29, 2017
Page 6

     The Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund's prospectus is consistent with BRAMWELL, as well as the 1940 Act and the instructions to Form N-1A, because (i) the Accounts have investment objectives, policies and strategies that are substantially similar to those of the Fund, (ii) the Portfolio Manager has managed no other comparable accounts while managing the Accounts, (iii) no person outside of the Portfolio Manager played a significant part in achieving the performance of the Accounts during the period for which the performance is shown, and (iv) the performance of the Accounts will be presented separately from, and given no greater prominence than, the Fund's own performance, and the performance of the Accounts will be accompanied by clear disclosure that it is not indicative of the past or future performance of the Fund.

     As the Staff has indicated, in BRAMWELL, the portfolio manager generated the performance record at a PRIOR FIRM, whereas the Portfolio Manager generated the performance record at an affiliate of the Adviser. We do not believe the fact that the portfolio manager generated the performance record while at a prior firm was determinative of the Staff's position in BRAMWELL. In contrast, we believe that satisfaction of the BRAMWELL conditions set forth above and the principles underlying the Staff's determination that the presentation and disclosure of the related account performance was not materially misleading are the appropriate guideposts to evaluate whether the Fund's inclusion of the Related Performance Data is permissible. In particular, we do not believe the fact that the Fund's portfolio manager achieved the performance of the Accounts while continuously employed at the Adviser's affiliate (as opposed to a prior firm) causes such disclosure to be in any way misleading to shareholders or impede shareholder's understanding of the information required to be included in the Fund's prospectus. In addition, the Accounts reflect all of the comparable accounts managed by the Portfolio Manager during the period shown, and there were no comparable accounts of IAM NA or IAM Pty during the period shown that were not managed by the Portfolio Manager. Accordingly, there is no risk that the Related Performance Data excludes any comparable accounts during the period shown (i.e., the Fund and the Adviser are not cherry-picking the Accounts).

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Trace Rakestraw, Esq.
September 29, 2017
Page 7

     Separately, the Staff has expressed the view that a fund may include in its prospectus information concerning the performance of accounts managed by an affiliate of the fund's adviser where the investment professionals responsible for the investment operations of the adviser and its affiliate are virtually identical.(3) We believe that including the Related Performance Data in the Fund's prospectus is permissible based on the rationale underlying the GE Funds letter because the investment professional primarily responsible for the day-to-day management of the Fund is the same as the investment professional who is primarily responsible for the day-to-day management of the Accounts and the Accounts have investment objectives, policies and strategies that are substantially similar to those of the Fund. Although the adviser entities in GE Funds had in common investment professionals other than those responsible for the accounts to be included in the related performance presentation, the Trust and the Adviser do not believe that all of the investment professionals responsible for the investment operations of the Adviser and its affiliate need to be virtually identical in order for the inclusion of the Related Performance Data in the Fund's prospectus to not be misleading, and to otherwise be consistent with the 1940 Act and the instructions to Form N-1A. This is because Fund investors should be principally concerned with the similarity of the investment professionals primarily responsible for the day-to-day management of the Fund and the Accounts, especially where the Adviser and its affiliate can represent that no other investment professionals at the Adviser or its affiliate are responsible for the performance of the Fund and the Accounts. In our view, the fact that the Adviser and its affiliate have other investment professionals who have no meaningful role with respect to the Fund and the Accounts is not a relevant factor when determining whether the Fund's inclusion of the Related Performance Data in its prospectus is consistent with the 1940 Act and Form N-1A.

     Based on the foregoing, the Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund's prospectus is consistent with the 1940 Act, the instructions to Form N-1A, and the Staff's no-action positions.

10. COMMENT. Please confirm supplementally that the "Business Day" disclosure complies with Rule 22c-1(b)(1)(iii) under the 1940 Act.

     RESPONSE. The Trust believes that the "Business Day" disclosure complies with Rule 22c-1(b)(1)(iii) under the 1940 Act.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

11. COMMENT. Please confirm supplementally that the Fund will consider any investments in unregistered funds to be illiquid securities.


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(3)  SEE GE Funds (pub. avail. Feb. 7, 1997).

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Trace Rakestraw, Esq.
September 29, 2017
Page 8

     RESPONSE. The Fund does not consider unregistered funds as per se illiquid securities. Rather, in determining the liquidity of the Fund's investment in a particular unregistered fund, the Adviser will consider all relevant information available to the Adviser regarding the Fund's investment in the unregistered fund, including, but not limited to, whether the unregistered fund offers daily or weekly liquidity to its investors.

12. COMMENT. If the Fund is a party to a securities lending agreement, please file the securities lending agreement as an exhibit to the Trust's registration statement.

     RESPONSE. The Fund is not currently a party to a securities lending agreement.

13. COMMENT. Please confirm that the Fund is not part of the same Fund Complex as any series of The Advisors' Inner Circle Fund or The Advisors' Inner Circle Fund II.

     RESPONSE. Item 17 of Form N-1A provides that the term "fund complex" "[m]eans two or more registered investment companies that: (1) Hold themselves out to investors as related companies for purposes of investment and investor services; or (2) Have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies." Based on the foregoing, the Trust does not believe that the Fund is part of the same Fund Complex as any series of The Advisors' Inner Circle Fund or The Advisors' Inner Circle Fund II.

14. COMMENT. Please consider adding disclosure regarding investments in MLPs and REITs to the "Taxes" section.

     RESPONSE. The requested changes have been made.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin